Contact

www.linkedin.com/in/jeffrey-mccormick-43702840 (LinkedIn)
www.saturnasset.com (Company)

Top Skills

Biotechnology
Clean Tech
Specialty Energy

Jeffrey McCormick

Managing Partner at Saturn Management
Boston, Massachusetts, United States

Summary

Jeff founded Saturn in 1994 to finance early-stage growth companies. He spearheads our investigation into new areas of investment and is active in managing our portfolio companies. Working closely with entrepreneurs, he helps forge strategic relationships, build management teams, and develop marketing and distribution strategies to enable significant growth.

Jeff's experience as an investment banker, entrepreneur and venture capitalist dates back to the early '90s. Prior to founding Saturn, he was as an analyst and investment banker with Bariston Associates, a Boston firm that originates and manages private investments for individual and institutional clients.

Experience

Saturn Management
Managing Partner
1994 - Present (31 years)

Knopp Biosciences
Director
2006 - Present (19 years)

The Ride, Inc.
Director
2008 - Present (17 years)

Think Through Learning Inc.
Director
2008 - Present (17 years)

BiOWiSH Technologies
Director
2012 - Present (13 years)

Bariston Associates, Inc.
Analyst / Investment Banker
1988 - 1992 (4 years)

Structured potential acquisitions and reviewed potential investment opportunities, including performing financial analysis and due diligence.

Syracuse University
Biochemist
1984 - 1986 (2 years)

Created detection techniques for HTLV-III and Hepatitis B in the Syracuse University Molecular Genetics Laboratory. Mr. McCormick's work included synthesizing polynucleotides and designing chemical processes.

Education

Syracuse University
Master of Business Administration (MBA), Finance · (1986)

Syracuse University
Bachelor of Science (BS), Biology · (1983)

FINRA Licenses
Series 7, 27 and 63